FAIRFAX  News Release

Stock Symbol: FFH (TSX and NYSE)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, May 21, 2003

FAIRFAX’S NORTHBRIDGE FINANCIAL
PRICES INITIAL PUBLIC OFFERING OF COMMON SHARES

Fairfax Financial Holdings Limited announces that its subsidiary, Northbridge Financial Corporation, has priced its initial public offering of 13,400,000 common shares at $15.00 per share, resulting in gross proceeds of $201 million. Fairfax has granted the underwriters a 30-day option to purchase up to an additional 1,340,000 shares at the same price to cover over-allotments, if any, and for market stabilization purposes.

Northbridge will retain approximately $19 million from the net proceeds of the offering, for general corporate purposes and to contribute to the funding of potential future acquisitions. Northbridge will pay the remainder of the net proceeds (approximately $170 million) to Fairfax, which will own approximately 74% of the shares outstanding after the offering (prior to any exercise of the underwriters’ over-allotment option).

The shares are expected to commence trading on May 23, 2003 under the symbol NB on the Toronto Stock Exchange on a when issued basis. The offering is expected to close on or about Wednesday, May 28, 2003.

BMO Nesbitt Burns Inc. and Scotia Capital Inc. acted as co-lead managers of this offering. The other members of the underwriting syndicate were CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc.

Northbridge, which provides property and casualty insurance products primarily in the Canadian market, is one of the three largest commercial property and casualty insurers in Canada based on gross premiums written.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:	Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946